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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

Commission File Number 00-30747

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☒ Form 11-K	☐ Form 20-F	☐ Form 10-Q	☐ Form N-SAR

	For Period Ended:		December 31, 2002
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
N/A
PART I REGISTRANT INFORMATION
First Community Bancorp (First Professional Bank 401(k) Savings Plan) Full name of registrant
Former name if applicable
6110 El Tordo Address of principal executive office (Street and number)
Rancho Santa Fe, California 92067 City, state and zip code

PART II
RULE 12b-25 (b) AND (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

        State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

(See Attached Narrative)

PART IV
OTHER INFORMATION

(1)
Name and telephone number of person to contact in regard to this notification

Michael L. Thompson (Name)	(310) 458-1521 (Area Code)(Telephone Number)
(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes    ☐No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes    ☒ No

  If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.    N/A

First Community Bancorp (First Professional Bank 401(k) Savings Plan) (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date July 2, 2002	By	/s/ MICHAEL L. THOMPSON Michael L. Thompson Executive Vice President

        Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

        Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

FORM 12b-25 ATTACHMENT

First Community Bancorp

PART III—NARRATIVE SUMMARY

        The Annual Report on Form 11-K (the "Annual Report") for the year ended December 31, 2002 for the First Professional Bank 401(k) Savings Plan (the "Plan") could not be filed within the prescribed time period because First Community Bancorp (the "Company") was unable, without unreasonable effort or expense, to finalize the audit of the Plan and the Plan's Annual Report in conjunction with its auditor and thereby ensure that the Annual Report presented accurately and completely the information required by the rules and regulations of the Securities and Exchange Commission as they apply to Form 11-K, because of delay in receipt of Plan accounting information from third party Plan providers.

FORM 12b-25 ATTACHMENT

First Community Bancorp

STATEMENT OF INDEPENDENT ACCOUNTANTS

First Community Bancorp	July 2, 2002
6110 El Tordo Rancho Santa Fe, California 92067

Pursuant to Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934, we inform you that we have been furnished a copy of the Form 12b-25 to be filed by First Community Bancorp, which contains notification of the registrant's inability to file an Annual Report on Form 11-K by June 30, 2002 for the First Professional Bank 401(k) Savings Plan. We have read the Company's statements contained in Part III therein and we agree with the said reason as to why we have been unable to complete our audits and reports on the financial statements for the year ended December 31, 2002, to be included in the aforementioned Form 11-K.

Very truly yours,
/s/ MOSS ADAMS LLP

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PART II RULE 12b-25 (b) AND (c)
PART III NARRATIVE
PART IV OTHER INFORMATION
PART III—NARRATIVE SUMMARY
STATEMENT OF INDEPENDENT ACCOUNTANTS